UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-6780

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

PLAN NUMBER 034

EMPLOYER IDENTIFICATION NUMBER 80-0084456

AS OF DECEMBER 31, 2007 AND 2006

AND FOR THE YEAR ENDED DECEMBER 31, 2007

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administration Committee of the

Rayonier Inc. - Fernandina Mill Savings Plan for Hourly Employees

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier Inc. – Fernandina Mill Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ ENNIS PELLUM & ASSOCIATES, P.A.

Jacksonville, Florida

June 24, 2008

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2007	2006
ASSETS
Investments, at fair value (See Notes 2 and 3)	$6,906,049	$6,157,953

Receivables:
Accrued dividends and interest	15,667	14,015
Participants’ contributions	30,098	26,931
Employer contributions	4,366	17,242

Total receivables	50,131	58,188

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	6,956,180	6,216,141

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (See Note 2)	65,069	28,125

NET ASSETS AVAILABLE FOR BENEFITS	$7,021,249	$6,244,266

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation in fair value of investments (See Note 3)	$317,260
Dividends (See Note 4)	58,895
Interest	81,293

457,448

Contributions:
Employer	137,826
Participants’	771,026

908,852

Total additions	1,366,300

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	562,767
Administrative expenses	26,550

Total deductions	589,317

Net increase	776,983

Net assets available for benefits:
Beginning of year	6,244,266

End of year	$7,021,249

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the Rayonier Inc. – Fernandina Mill Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all full-time, hourly-paid, bargaining unit employees of the Fernandina mill of Rayonier Inc. (“Sponsor” or the “Company”). Certain part-time employees at the Fernandina mill are also eligible to participate in the Plan. Eligible full-time employees may join the Plan on the first day of the month following 120 days of service. A part-time employee is eligible for participation upon completion of 1,000 hours of service in a consecutive twelve-month period of employment measured from the date on which such employee’s service commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Massachusetts Mutual Life Insurance Company (“MassMutual” or “Trustee”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investment in Rayonier Inc. common stock and is administered by State Street Corporation (“State Street”). On July 2, 2007, State Street acquired the former trust administrator, Investors Bank & Trust Company. MassMutual was appointed the record keeper for the assets held in the Trust under an agreement between the Company, MassMutual, and State Street.

(b)	Contributions

Each year, a participant may contribute to the Plan basic contributions from 2 percent to 6 percent of eligible compensation, in 1 percent increments. In addition, a participant may make supplemental contributions of not less than 1 percent and no more than 10 percent to the Plan. Contributions may be made on a before-tax basis, after-tax basis, or a combination thereof.

Each year, the Company makes a matching contribution equal to 50 percent of the basic contributions contributed by a participant for the month. The Company’s total annual matching contribution is limited to $800 and $700 per participant for the years ended December 31, 2007 and 2006, respectively. All Company contributions are made to the Rayonier Inc. Common Stock Fund and participants can immediately elect to transfer matching Company contributions and retirement contributions from the Rayonier Inc. Common Stock Fund into any available investment options.

The Company closed enrollment in its pension plans to new employees hired after April 30, 2006. Effective May 1, 2006, employees hired after April 30, 2006 are automatically enrolled in this Plan and receive an enhanced contribution of $1,250 annually.

Participant pre-tax contributions were limited by the Internal Revenue Service (“IRS”) to $15,500 and $15,000 during the years ended December 31, 2007 and 2006, respectively. In addition, individuals age 50 or older by the end of the Plan year can make “catch-up”

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

contributions to the Plan if their contributions would otherwise be limited. These additional pre-tax contributions were limited by the IRS to $5,000 during the years ended December 31, 2007 and 2006.

The Plan also permits rollover contributions from other qualified plans into the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the related Company contribution. Plan earnings and losses are allocated to participant accounts based upon account balances.

(d)	Vesting

Participants are immediately fully vested in their contributions plus actual earnings thereon at all times. Participants vest in the Company’s contributions at a rate of 20 percent per year of service; full vesting occurs after five years of service.

(e)	Forfeitures

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. At December 31, 2007 and 2006, the balance in forfeited, non-vested accounts totaled $1,207 and $11,328, respectively, and remain available in the Fixed Income Fund (“MassMutual GIA”) to reduce future employer contributions. During 2007, forfeitures of $44,659 were utilized to reduce employer contributions. Administrative expenses of $2,727 were paid with forfeitures and total forfeitures were $36,977 for the year ended December 31, 2007.

(f)	Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets (held at end of year).

Effective January 1, 2006, participants may elect to invest in the Rayonier Inc. Common Stock Fund. Effective October 2007, participants are prohibited from transferring into most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.

Also effective January 1, 2006, the following funds were added as investment options: MassMutual Destination Retirement 2010, 2020, 2030 and 2040 Funds, MassMutual Select Indexed Equity Fund, MassMutual Select Small Company Value Fund, MassMutual Select Small Company Growth Fund, and MassMutual Select Overseas Fund.

(g)	Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

their accounts. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. The participant may elect to receive one lump-sum payment or a series of benefit payments based on annual, semi-annual, quarterly, or monthly installments, generally over a period not to exceed twenty years.

Withdrawals of any amount may be made from the participant’s after-tax account balance in excess of a prescribed minimum. Withdrawals from before-tax account balances are prohibited before attaining the age of 59-1/2 except in the case of death, permanent and total disability, or financial hardship. Existence of financial hardship is determined by IRS criteria.

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting with the exception of distributions to participants, which are recorded when paid.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), fully benefit-responsive investment contracts such as those held by the Fixed Income Fund (MassMutual GIA), are required to be reported at fair value. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, all Plan investments are presented at fair value in the statements of net assets available for benefits and an adjustment is made to revalue the fair value of the Fixed Income Fund (MassMutual GIA), to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Company adopted SFAS 157 for financial assets and liabilities on January 1, 2008. It did not have an impact to the financial statements of the Plan.

(c)	Use of Estimates

The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investment in Rayonier Inc. common stock is based upon its quoted market price. The fair value of the Fixed Income Fund (MassMutual GIA) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed interest rate is determined every six months thus allowing the Plan Sponsor and participants to make informed decisions regarding current allocations. The guaranteed interest rate was 4.25 percent as of December 31, 2007 and 2006.

Purchases and sales of securities are recorded on a trade-date basis. The cost of securities sold is determined on the average-cost basis. Interest income and dividends are recorded on the accrual basis.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Operating Expenses

Expenses of maintaining the Plan are paid by the Sponsor.

3.	Investments

The investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 were as follows:

	2007	2006
American Century Equity Growth Fund	$2,822,942	$2,699,911
Fixed Income Fund (MassMutual GIA)	1,980,367	1,814,907
Rayonier Inc. Common Stock Fund	1,465,666	1,206,808

During 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

Separate Investment Accounts	$128,622
Common Stock	188,638

Total	$317,260

4.	Dividends

The Plan received regular cash dividends of $1.94 per share on Rayonier Inc. stock owned, totaling $58,895 for the year ended December 31, 2007.

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

5.	Party-in-Interest Transactions

Transactions with State Street and MassMutual qualify as party-in-interest transactions. Investment management expenses for each of the Plan’s MassMutual investment options are applied against each fund’s return at the participant level. During 2007, the Plan paid MassMutual $4,437 for investment management fees related to the MassMutual Select funds. In addition, the Plan Sponsor paid certain plan expenses totaling $40,678.

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2007 and 2006, the Plan held 31,026 and 29,398 shares of Rayonier Inc. common stock, respectively, which represented 0.04 percent of the total shares outstanding.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated September 30, 2004, that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

RAYONIER INC. – FERNANDINA MILL

SAVINGS PLAN FOR HOURLY EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

PLAN NUMBER 034

EMPLOYER IDENTIFICATION NUMBER 80-0084456

	Identity of Issue	Description	Current Value
	American Century Equity Growth	Large Cap Core	$2,822,942
*	MassMutual Select Indexed Equity	Large Cap Core	56,331
*	MassMutual GIA Fixed Income	Stable Value	1,980,367
*	Rayonier Inc. Common Stock Fund	Company Stock	1,465,666
*	Cash and Short-term Investment	Cash and Equivalents in Company Stock Fund	56,671
*	MassMutual Select Overseas	International/Global Large Core	191,082
*	MassMutual Select Small Company Value	Small Cap Value	46,931
*	MassMutual Select Small Company Growth	Small Cap Growth	47,505
*	MassMutual Select Strategic Balanced	Asset Allocation	168,688
*	MassMutual Destination Retirement 2010	Asset Allocation	3,964
*	MassMutual Destination Retirement 2020	Asset Allocation	53,415
*	MassMutual Destination Retirement 2030	Asset Allocation	562
*	MassMutual Destination Retirement 2040	Asset Allocation	11,925

			$6,906,049

*	Denotes Party-in-interest transaction.

Note: Investments are participant directed, thus cost information is not required.

See report of independent registered accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee for the Rayonier Inc. – Fernandina Mill Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier Inc. – Fernandina Mill Savings Plan for Hourly Employees (Name of Plan)

June 25, 2008	/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator